GS CLEANTECH CORPORATION
One Penn Plaza, Suite 1612
New York, NY 10119
212-994-5374
646-572-6336 (fax)

August 18, 2006

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	Rufus Decker
Accounting Branch Chief

Re:	Veridium Corporation
Form 10-KSB for the fiscal year ended December 31, 2005
Form 10-QSB for the period ended March 31, 2006
Form 8-K dated April 28, 2006
File No. 000-50469

Dear Mr. Decker:

Based upon the Staff’s review of the filings noted above, the Commission issued a comment letter dated July 14, 2006. The following consists of the responses of GS CleanTech Corporation (f/k/a Veridium Corporation) to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Notes to Financial Statements

Note 3, Summary of Significant Accounting Policies

Revenue Recognition

1.
Comment: We note your response to prior comment 31. It remains unclear why it is appropriate to accrue the costs associated with proper recycling or disposal or materials at the time when you pick up the waste rather than defer the revenues related to those services until the recycling and disposal of materials is completed.

Mr. Rufus Decker
August 18, 2006

Please provide us with a detailed explanation as to how you determined this accounting treating is appropriate, with reference to applicable accounting literature. Please be advised that when a customer is billed may not necessarily be when revenue should be recognized under GAAP.

Response: We respectfully note your comment and state that the Company recognizes revenue with respect to its waste pick up and disposal in accordance with Staff Accounting Bulletin (SAB) 101 as amended by SAB 104. The Company has three types of transactions involving its recognition of revenue from its environmental services:

1.
Transportation and disposal of industrial waste using Company resources that is disposed of at a third party location - Revenue is recognized when the waste is delivered to the third party for processing and disposal. Expenses are recorded when incurred and matched with the revenue earned.

2.
Transportation and disposal of industrial waste using a third party that is disposed of at a third party location - Revenue is recognized when the waste is delivered to the third party for processing and disposal. Expenses are recorded when incurred and matched with the revenue earned.

3.
Transportation and disposal of industrial waste by the Company that is disposed of at the Company’s facility - Revenue is recognized when the Company has processed the waste at its facility due to the fact that the customer has no additional recourse and no additional services are provided to the customer after the waste is received. Expenses are recorded when incurred and matched with the revenue earned.

Note 6, Acquisitions

2.	Comment: Revise future filings to provide the disclosures required by paragraphs 51(b), 54 and 55 of SFAS 141.

Response: We respectfully note your comment and will include in future filings the disclosures required for material business combinations by paragraphs 51(b), 54 and 55 of SFAS 141 when applicable.

Note 7, Long Lived Assets

3.
Comment: Given your recurring net losses and net cash used in operating activities, it is not clear how you determined that there was no goodwill impairment for your continuing operation in 2005. Please provide us with your 2005 goodwill impairment analysis. Your analysis should clearly demonstrate how you determined your reporting units, how you assigned assets and liabilities, including goodwill, to each reporting unit, and how you determined goodwill impairment. Please also provide us with a summary of the significant assumptions used in your analysis as well as a discussion of how you determined each significant assumption was reasonable and appropriate. For example, you should discuss and provide support for the growth rates and discount rates used.

Mr. Rufus Decker
August 18, 2006

In addition, we continue to believe that your disclosures under critical accounting policies do not adequately address your evaluation of the recoverability of goodwill and we reissue prior comment 35 from our letter dated August 12, 2005. Supplementally, provide us your proposed revisions.

Response: We respectfully note your comment and have included our 2005 fair value calculation as attachment 1.

Management of Veridium bases its management decisions at the consolidated level because the environmental services that are provided by the consolidated entities have similar economic characteristics.  Therefore the consolidated entity is treated as one reporting unit for purposes of determining goodwill impairment.

The Company engaged an outside third party valuation specialist to assist with the reporting unit valuation at December 31, 2005. The valuation method used was a discounted cash flow approach. The first step in the valuation was to calculate the debt free net cash flow. The Company estimated, based on forecasts, what the total revenue and operating income would be for next five years and used a provisional tax rate of 35% for all years due to the fact that the company has Net Operating Loss Carryforwards for Income Taxes. The discount rate was calculated using the Weighted Average Cost of Capital which is calculated as the proportion of debt capital to total capital multiplied by after tax cost of capital plus the proportion of equity capital to total capital multiplied by cost of equity capital. The capital structure amount used was based on an estimation of the appropriate capital structure within the industry. The after tax cost of capital was calculated using the current prime lending rate at an effective tax rate of 40% and the cost of equity capital was calculated using a Capital Asset Pricing Model. Based on this calculation a discount rate of 19% was used. The Company completed financial statement projections for the years 2006 through 2011 with using a sales growth rate of 22% in 2006 and 16% for the fours years after 2006. This growth rate was supported by several factors including the growth in revenue from continuing operations in 2005 of 32%, an increase in management focus due to the shutdown of its unprofitable operations, the availability of working capital to invest in growth now that the unprofitable subsidiary is not consuming cash, and the fact the Company reduced its debt significantly in the first quarter and therefore will realize savings of interest expense totaling more than $600,000 annually that also provides capital for investing in growth. Fixed operating costs were assumed to grow in line with inflation and variable operating costs were assumed to grow at a rate consummate to sales, with adjustments for any known factors outside of those assumptions.

Mr. Rufus Decker
August 18, 2006

The discounted cash flow approach was broken into two components, the annuity of cash flows and reversion value. The annuity value was calculated by taking the debt free cash flow for each year and present valuing each year by the 19% discount value. The reversion value was computed after the end of the multiyear discount period and then discounted to present value. The terminal value was calculated based upon the application of the Gordon growth model where debt-free cash flow in the last projected period is projected for one more period and then divided by a capitalization rate. The capitalization rate was calculated as the discount rate less the anticipated long-term growth rate of 5%. The sum of the annuity of cash flows and reversion value were decreased by working capital adjustments and further reduced by interest bearing debt to come to a total value of approximately $5,010,000. The Company passed the first part of the impairment test for goodwill as the reporting unit’s fair value of $5,010,000 exceeded the reporting unit’s book deficiency of approximately $4,300,000.

We will disclose in future filings disclosures under critical accounting policies to address our evaluation of the recoverability of goodwill, patents and technologies and property plant and equipment as follows:

Property and Equipment -
The Company assesses the valuation of components of its property and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, generally measured by the present value of the estimated cash flows.

Goodwill and Other Intangible Assets -
The Company reviews its Goodwill annually at December 31 of each year for possible impairment. The Company has one reporting unit, which is analyzed using a discounted cash flow valuation approach. The discounted cash flow calculation is made utilizing various assumptions and estimates regarding future revenues and expenses, cash flow and discount rates. Possible impairment may exist if the fair value computed using the discounted cash flow valuation approach is lower than the carrying amount of the reporting unit (including goodwill). Further analysis would be required if possible impairment exists by comparing the implied fair value of the reporting unit, which is the excess of the fair value of the reporting unit over amounts assigned to the reporting units assets and liabilities, to the carrying amount of goodwill. If the carrying amount of the reporting unit goodwill is greater than the implied fair value, an impairment loss equal to the difference would be recorded and goodwill would be written down.

Mr. Rufus Decker
August 18, 2006

Note 13, Stockholders’ Equity

4.
Comment: We note your response to prior comment 37. You state that employees receiving dilution and price protections were provided with such protection due to their provision of services for you at a time when you could not afford to pay cash. Given the purpose of these agreements and that it appears only select employees and shareholders were given these protections, it remains unclear how you determined you did not need to record compensation expense. For each of the two years ended December 31, 2005 as well as the three months ended March 31, 2006, provide us with a listing of all shares that were issued to employees pursuant to these agreements. This listing should include how many shares were issued, when they were issued, and your stock price on the date of issuance.

Response: We respectfully note your comment and submit to you the following listing of all shares issued pursuant to these agreements along with the stock price on the date of each issuance at December 31, 2005 and 2004 and for the three months ended March 31, 2006 in attachment 2 to this letter. We did not grant dilution and price protections to certain employees in relation to services provided. The dilution and price protection provisions were granted to certain employees for debt and equity financing activities. We determined these instruments contained an embedded derivative in accordance with FAS 133, Accounting for Derivative Instruments and Hedging Transactions and its related guidance due to the variable nature of the provisions in these instruments. At December 31, 2005 and March 31, 2006 the Company had a derivative liability related to these instruments of $137,652 and $111,726, respectively. Any changes in the fair value of the derivative liabilities were accounted for on the Company’s Statement of Operations for each applicable period.

Note 17, Restatement

5.
Comment: Please explain to us how you determined the amounts of the restatements, the amount of the liability for the derivative instrument and the amounts of preferred dividends as of and during the years ended December 31, 2005 and 2004. In addition, please explain to us how you determined the amount of the liability for the derivative instrument and the amount of preferred dividends as of and during the period ended March 31, 2006.

Mr. Rufus Decker
August 18, 2006

Response: We respectfully note your comment and submit the following summary regarding the restatements dealing with derivative instruments (please note that a Black-Scholes model was used in each transaction to determine the fair value of the derivative instrument):

a.
Demand Note -GCS - The Company recorded a derivative instrument based on the variability of the conversion of the GCS Demand Note. The note and any accrued interest can be converted into the Company’s Common Stock based on the average closing price of the Company’s common stock for the ten days prior to such conversion. The Company calculated the derivative liability of $275,550 at December 31, 2005 and 2004, respectively on this provision. During the first quarter of 2006 the Demand Note was converted (please see comment No. 8) and therefore the remaining liability was eliminated through earnings. In addition GCS received detachable warrants that are exercisable at $0.40 per share that are set to expire on December 19, 2008. These warrants are redeemable at the option of the holder if at the time of exercise the market price is at or above $0.40 a share. The Company booked a derivative liability based on these provisions of $9,000 and $38,000 at December 31, 2005 and 2004, respectively. At March 31, 2006 the derivative liability increased to $18,000.

b.
Convertible Preferred Debenture - GCS - The Company recorded a derivative instrument on based on the terms of the conversion feature of the GCS Convertible Preferred Debenture. The conversion feature on the debenture allows GCS to convert the debt into the Company’s Common Stock at any time based on the market price on the date of conversion. The variability of this feature created a derivative. The Company calculated the derivative liability at December 31, 2005 and 2004 at $217,513, respectively. During the first quarter of 2006 the Demand Note was converted (please see comment No. 8) and therefore the remaining liability was eliminated through earnings.

c.
Convertible Promissory Note - Berger - In May 2005, the Company acquired the assets of NCES and as part of this acquisition the Company assumed a promissory note of $128,000. In November 2005 the Company made a $50,000 payment to the debtor. A derivative was booked due to the variability of the conversion terms of the note. The payee may elect at any time to convert any or all of the outstanding principal into the Company’s common stock equal to the amount due divided by the average closing price of the Company’s common stock for the 30 day prior period to the date of the exercise of this conversion. The Company calculated a derivative liability on March 31, 2006 and December 31, 2005 of $31,200 and $15,600, respectively.

d.
Dilution and Price Protection - As mentioned in our response to Comment No. 4, the Company booked a derivative liability on these transactions at March 31, 2006 and December 31, 2005 of $139,705 and $151,114, respectively, which included $111,726 and $137,652, respectively, related to agreements with employees.

Mr. Rufus Decker
August 18, 2006

e.
Highgate House Funds, Ltd. (“Highgate”) - Please see response to comment No. 8 regarding the history of the purchase of the GCS Investment debt by Highgate. The Company recorded a derivative instrument because the Highgate debt converts into the Company’s Common Stock at 80% of the average market price for the ten days prior to the date of conversion. The variability of this feature created a derivative. At March 31, 2006 the Company booked a derivative liability of $297,000 based on this transaction.

f.
Hudson Capital Partners, LLC (“Hudson”) - Please see response to comment No. 8 regarding the history of the purchase of the GCS Investment debt by Hudson. The Company recorded a derivative instrument because the Hudson debt converts into the Company’s Common Stock at the lower of $0.02 per share or 80% of the average market price for the ten days prior to the date of conversion. The variability of this feature created a derivative. At March 31, 2006 the Company booked a derivative liability of $766,800 based on this transaction.

g.
Seaway Valley Fund, LLC (“Seaway”) - Please see response to comment No. 8 regarding the history of the purchase of the GCS Investment debt by Seaway. The Company recorded a derivative liability because the Seaway debt converts into the Company’s Common Stock at the lower of $0.02 per share or 80% of the average market price for the ten days prior to the date of conversion. The variability of this feature created a derivative. At March 31, 2006 the Company booked a derivative liability of $481,200 based on this transaction.

h.
Serenity Capital, LLC (“Serenity”) - Please see response to comment No. 8 regarding the history of the purchase of the GCS Investment debt by Serenity. The Company recorded a derivative liability because the Serenity debt converts into the Company’s Common Stock at the lower of $0.02 per share or 80% of the average market price for the ten days prior to the date of conversion. The variability of this feature created a derivative. At March 31, 2006 the Company booked a derivative liability of $962,400 based on this transaction.

i.
Cyrus Capital, LLC (“Cyrus”) - Please see response to comment No. 8 regarding the history of the purchase of the GCS Investment debt by Cyrus. The Company recorded a derivative liability because the Cyrus debt converts into the Company’s Common Stock at the lower of $0.02 per share or 80% of the average market price for the ten days prior to the date of conversion. The variability of this feature created a derivative. At March 31, 2006 the Company booked a derivative liability of $529,320 based on this transaction.

Mr. Rufus Decker
August 18, 2006

During 2003, the Company determined that there was an embedded beneficial conversion feature related to the issuances of Series B preferred stock in late 2003 due to the excess of the market price of the Company’s common stock over the effective conversion price of the preferred stock at the time of issuance. The total investment made by the Series B Preferred Stockholders in 2003 was $5,898,500 which was convertible into the Company’s Common stock at $0.249 per share. The Company calculated the market price at the issuance of the Series B Preferred Stock based on the average price for the month of December 2003 since the authorization for the exchange was at various times that month. At December 31, 2003 the Series B Preferred Stock would convert into 23,649,800 shares of the Company’s common stock. The Company calculated that there was an intrinsic value of $0.221 based on the guidance found in EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments related. The Company calculated the total intrinsic value or implied preferred dividends to be $5,216,906 at December 31, 2003 and amortized such amount over the next two years based upon the earliest conversion date of the Series B Preferred Stock. The Company booked $2,608,453 for each year ended December 31, 2005 and 2004 for this transaction.

In February 2006 two Series B Preferred stockholders converted their preferred shares into 63,006,200 shares of common stock. The Series B Preferred shares contained an adjustment for dilution on the date of conversion that resulted in a contingent beneficial conversion feature. The Company calculated that the excess common shares for the contingent beneficial conversion feature was 37,660,125 common shares based on the actual conversion of 63,006,200 common shares less the 25,346,075 common shares based on the unadjusted conversion terms. At the date of conversion the market value the Company’s common stock was $0.033, which when multiplied by the incremental shares totaled $1,242,784. The recognition of the BCF was limited to the remaining value of the preferred stock investment for which there was no prior recognition of BCF (preferred stock investment of $5,898,500 less prior BCF of $5,216,906 = $681,594). The Company recorded $681,594 in implied preferred stock dividends for the three months ended March 31, 2006 based on this transaction.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

Consolidated Balance Sheet

6.
Comment: For each series of preferred stock, please revise future filings to provide the disclosures required by paragraphs 4 through 8 of SFAS 129. This should include the rights and privileges of each series.

Response: We respectfully note your comment and will include in future filings the disclosures required by paragraph 4 through 8 SFAS 129 for each series of preferred stock, including the rights and privileges of each series.

Mr. Rufus Decker
August 18, 2006

Notes to Financial Statements

Note 3, Significant Accounting Policies

Revenue Recognition - Veridium Industrial Design Corporation

7.
Comment: Please tell us the nature of the revenue for which you are recognizing revenue on the percentage-of-completion method. Tell us how you determined it is appropriate to use this method in accordance with paragraphs 12 through 15 of SOP 81-1. Tell us the amount of revenue recorded during the quarter ended March 31, 2006 as well as the amount of deferred revenue recorded related to these revenues at March 31, 2006.

Response: We respectfully note your comment and believe our use of the percentage-of-completion method on our fixed price contracts to design and install custom equipment is within the provisions of SOP 81-1. At March 31, 2006 we had two long term contracts to design and install equipment in which our receipt of payment depended on our performance of the contract. Our services under these contracts are based on customer specification. Revenue and deferred revenue on these contracts at and for the three months ended March 31, 2006 was $57,723 and $231,536, respectively.

Note 6, Financing Arrangements

8.
Comment: We note that you converted multiple debt amounts into equity during the quarter ended March 31, 2006. Please explain to us how you accounted for these debt conversions; it is not clear how these conversions are reflected in your financial statements. Please address each of these conversions in your explanation, which include the Laurus Master Fund Convertible Notes as well as the GCS Demand Note, Subordinated Balloon Note, and Convertible Preferred Debenture.

Response: We respectfully note your comment and have outlined below an explanation for each debt note:
a.
Laurus Master Fund Convertible Notes (“Laurus”) - The Laurus notes were not converted during the three months ended March 31, 2006 but were purchased by Cornell Partners, LP on April 21, 2006. Please see response to comment 9 outlining the accounting for the Cornell Partners, LP transaction.

b.
GCS Demand Note, Subordinated Balloon Note and Convertible Preferred Debenture (“GCS investments”) - Please see the attached schedule which outlines the transaction with GCS investments from January 1, 2006 to March 31, 2006. Please see the conversion features on the related debt in response to comment No. 5.

Mr. Rufus Decker
August 18, 2006

FORM 8-K DATED APRIL 28, 2006

9.	Comment: Please tell us how you accounted for the modification of the conversion terms associated with the Cornell Capital Partners, LP Agreement.

Response: We respectfully note your comment and accounted for the modification of the conversion terms associated with Cornell Capital Partners, LP in our June 30, 2006 Form 10-QSB as an embedded derivative under the provisions of SFAS 133 and EITF 00-19 calculating the fair value using a Black-Scholes model.

As Chief Executive Officer, acting on behalf of GS CleanTech Corporation, I acknowledge that:

1.	GS CleanTech Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	GS CleanTech Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin Kreisler

Kevin Kreisler
Chief Executive Officer

cc (by Federal Express): Nudrat Salik

Veridium Corporation
Attachment No. 1 - Response to SEC Comment #3

Greenshift - Veridium

Discount Rate: 20% Long-term Growth 5%

		Discounted Cash Flow Valuation
	Normalized						Terminal
	2005	2006	2007	2008	2009	2010	Year

Revenues	13,962,113	17,121,600	19,861,056	23,038,825	26,725,037	31,001,043	32,334,088
Cost of Operations	13,622,252	15,800,598	18,084,176	20,699,475	23,694,904	27,125,961	28,290,710
Operating Income	339,861	1,321,002	1,776,880	2,339,350	3,030,133	3,875,082	4,043,378
Provision for Taxes	19,165	462,351	621,908	818,773	1,060,547	1,356,279	1,415,182
Income After Taxes	320,696	858,651	1,154,972	1,520,578	1,969,586	2,518,803	2,628,195
Plus: Depreciation & Amort.	128,548	244,000	244,000	244,000	244,000	244,000	244,000
Gross Cash Flow	449,244	1,102,651	1,398,972	1,764,578	2,213,586	2,762,803	2,872,195
Less: Capital Expenditures	0	50,000	50,000	50,000	50,000	50,000	244,000
Less: Incremental Working Capital	0	118,080	136,973	158,888	184,311	213,800	66,652
Debt Free Net Cash Flow	449,244	934,571	1,211,999	1,555,689	1,979,276	2,499,003	2,561,543

Operating Income %	2.4%	7.7%	8.9%	10.2%	11.3%	12.5%	12.5%
Revenue Growth %	N/A	22.6%	16.0%	16.0%	16.0%	16.0%	4.3%
Net Income %	2.3%	5.0%	5.8%	6.6%	7.4%	8.1%	8.1%
Net Income Growth %	N/A	167.7%	34.5%	31.7%	29.5%	27.9%	4.3%
Net Cash Flow %	3.2%	5.5%	6.1%	6.8%	7.4%	8.1%	7.9%
Net Cash Flow Growth %	N/A	N/A	29.7%	28.4%	27.2%	26.3%	2.5%

Calculated
Terminal
Value	18,296,738

Years To Discount		0.50	1.50	2.50	3.50	4.50	4.50
Discount Rate	19.00% PVI Factors	91.67%	77.03%	64.73%	54.40%	45.71%	45.71%

Present Value of Net Cash Flow		856,720	933,645	1,007,060	1,076,693	1,142,366	8,363,967

Annuity of Cash Flows		5,016,485
Reversion Value		8,363,967
Value of Future Cash Flows		13,380,453
Less: Working Capital Adjustments		1,107,447
Enterprise Value		12,273,006
Less: Interest Bearing Debt		7,262,661
Plus: Non Operating Assets		0
Proforma Equity Value (100%)		$5,010,345

Greenshift Equity Interest	60.75%	$3,043,784

ST-related parties	716,190
ST-other	22,411
Liability for derivatives	668,799
Current LTD	259,532
Current convert debentures	2,991,261
Current convert debentures-RP	265,072
Noncurrent LTD	1,891,441
Noncurrent convert debentures	626,911
	7,441,617	178,956

Cost of revenues	10,543,944
Selling	1,015,135	Discontinued operations	788,088
G&A	3,091,390	Liquidating damages-Laurus	243,333
Nonrecurring expenses	(1,028,217)	Other	(3,204)
	13,622,252		1,028,217

Veridium Corporation
Price Protection and Anti-Dilution Agreements with Employees
Attachment No. 2 - Response to SEC Comment #8

For the period January 1, 2004 - March 31, 2006, no employees received shares of stock for price protection related to services.
The company did issue stock for dilution and price protection agreements with employees for debt and equity financing activities as follows:

Payee	Date	Shares	Mkt Price
			At Issuance Date
Kevin Kreisler-Viridis Capital
Series B Preferred Stock Dilution Protection
	1/1/2005	1,979,849	$0.08

James Green
Debt fom Acquisition-Converted into stock and price protected

	2/22/2005	1,000,000	$0.11
	8/1/2005	406,061	$0.06

Jim Mullowney
Debt from Acquisition-Converted into stock and price protected

	7/2/2004	60,000	$0.28
	11/5/2004	50,000	$0.08
	4/22/2005	100,000	$0.09
	7/11/2005	100,000	$0.07
	8/15/2005	100,000	$0.06

Veridium Corporation and Subsidiaries
Analysis of GCS Investments Activity for the period January 1, 2006 to March 31, 2006
Attachment No. 3 - Response to SEC Comment #8

Description	GCS Demand Note	GCS Subordinated Balloon Note	GCS Convertible Preferred Debenture	Serenity Capital , LLC	Cyrus Capital, LLC	Seaway Valley Funds, LLC	Hudson Capital Partners, LLC	Highgate House Funds, LLP	Common Stock (conversions only)
GSC Demand Note Balance at December 31, 2005	$1,000,000	$1,547,500	$1,138,471	$-	$-	$-	$-	$-	-
February 10, 2006 - GCS investments converted $180,000 of senior debt at $0.02 share into 9,000,000 shares of the Company's common stock	-	(47,500)	(138,471)	-	-	-	-	-	-
In February 2006 Serenity Capital purchased $500,000 in debt from GCS investments	-	(500,000)	-	500,000	-	-	-	-	-
In February 2006 Cyrus Capital purchased $500,000 in debt from GCS investments	-	(500,000)	-	-	500,000	-	-	-	-
In February 2006 Seaway Valley Fund, LLC purchased $500,000 in debt from GCS investments	(500,000)	-	-	-	-	500,000	-	-	-
In February 2006 Hudson Capital Partners, LLC purchased $500,000 in debt from GCS investments	-	(500,000)	-	-	-	-	500,000	-	-
February 27, 2006 - Seaway Valley Fund, LLC converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	-	-	(100,000)	-	-	100,000
February 27, 2006 - Hudson Capital Partners, LLC converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	-	-	-	(100,000)	-	100,000
February 27, 2006 - Cyrus Capital converted $180,000 in debt at $0.02 share into 9,000,000 shares of the Company's Common Stock	-	-	-	-	(180,000)	-	-	-	180,000
In March 2006 Highgate House Funds, Ltd. purchased $1,500,000 in debt from GCS investments	(500,000)	-	(1,000,000)	-	-	-	-	1,500,000	-
March 1, 2006 - Highgate House converted $200,000 in debt at $0.0299 share into 6,688,963 shares of the Company's Common Stock	-	-	-	-	-	-	-	(200,000)	200,000
March 10, 2006 - Cyrus Capital converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	-	(100,000)	-	-	-	100,000
March 10, 2006 - Serenity Capital converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	(100,000)	-	-	-	-	100,000
March 10, 2006 - Seaway Valley Fund converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	-	-	(100,000)	-	-	100,000
March 10, 2006 - Highgate House converted $150,000 in debt at $0.033 share into 4,545,455 shares of the Company's Common Stock	-	-	-	-	-	-	-	(150,000)	150,000
March 15, 2006 - Hudson Capital Partners, LLC converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	-	-	-	(100,000)	-	100,000
March 15, 2006 - Highgate House converted $450,000 in debt at $0.0385 share into 11,688,312 shares of the Company's Common Stock	-	-	-	-	-	-	-	(450,000)	450,000
March 17, 2006 - Seaway Valley Fund, LLC converted $100,000 in debt at $0.02 share into 5,000,000 shares of the Company's Common Stock	-	-	-	-	-	(100,000)	-	-	100,000
March 21, 2006 - Highgate House converted $200,000 in debt at $0.0394 share into 5,076,142 shares of the Company's Common Stock	-	-	-	-	-	-	-	(200,000)	200,000

Balance, March 31, 2006	$-	$-	$-	$400,000	$220,000	$200,000	$300,000	$500,000	$1,880,000